AEM SPA

03 OCT 20 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/449/2003/AG/db

[redacted]

BY UPS 03032901

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

October 16, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of a new Press release issued today, regarding the bond issue of up to 530 million Euro.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Very truly yours,

Antonella ~~Giacobone~~
Company Secretary

Encl.

dw 10/29

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 16th october 2003. With reference to news appeared in the press media, AEM informs that , as the end of the Road Show approaches, investors have been notified an initial indication of the main indicative terms of the 10-year bond issue, whose amount shall not exceed 530M Euro.
The bond yield will be definetely determined together with the official launch of the bond issue foreseen for the next few days.

Cod. 5968128 - 1.99

AEM SPA

03 OCT 23 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/452/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

October 18, 2003

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding Aem's launch of a fixed-rate bond of 500 million Euros.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

Cod. 5968117 - 9/2002

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

FILE NO. 82-4911

AEM S.p.A.
LAUNCHES A FIXED-RATE BOND

Milan, 17 October 2003. AEM S.p.A., a company listed on the Italian Stock Exchange, has successfully launched today its first ever fixed-rate bond issue, with a nominal value of **500 million Euros**, placed on the international Eurobond market. The roles of Joint Lead Manager and Joint Bookrunner in the transaction have been played by JPMorgan, Mediobanca and UniCredit Banca Mobiliare.

The bond issue, which has a **10-year** duration, pays an annual coupon of **4.875**%, and has a re-offer price of **99.767**, corresponding to a yield of + **43** basis points above the 10-year mid-swap rate.

The security has been issued by AEM S.p.A. and will be quoted on the Luxembourg Bourse. The bond issue has a credit rating equivalent to an official Standard & Poor's 'A' rating (stable outlook), a rating reflecting that attributed to the issuer, AEM S.p.A.

The *debut issue* - branded as AEM - has been extremely well received, both in Italy and abroad: the orders collected during the *pre-marketing* phase have in fact reached Euro 1,500 million, equivalent to three times the amount on offer. The surplus demand has made it possible to place the issue at a *re-offer spread* of 43 basis points above the 10-year mid-swap rate, against an initial indication of 45/48 basis points. The excellent credit rating enjoyed by the company, the excellent *name recognition,* the rarity of the issuer on the Eurobond market and the fact that the company belongs to a sector regarded as defensive have all been crucial factors in arousing such great interest on the part of institutional investors. Although this has been the first ever euro-bond issue launched by AEM, nearly 35% of the transaction has been placed abroad, while the remaining 65% has been taken up by investors in Italy. In particular, it can be seen that *Asset Management* and Insurance companies feature strongly as strong buyers of the AEM issue.

Besided Italy, the strongest buyers of the bonds have proved to be both Germany and the United Kingdom.

AEM S.p.A.

Cod. 5968128 - 1.99